Exhibit 99.(a)(2)

STATE of DELAWARE

CERTIFICATE of TRUST

This Certificate of Trust is filed in accordance with the provisions of the Delaware Statutory Trust Act (Title 12 of the Delaware Code, Section 3801 et seq.) and sets forth the following:

•	First: Thenameof thetrust is FT Vest Hedged Equity Income Fund: Series A3

•	Second: The name and address of the Registered Agent in the State of Delaware is

The Corporation Trust Company
Corporation Trust Center
1209 Orange Street
Wilmington, DE 19801 (New Castle County)

•	Third: The Statutory Trust is or will become prior to or within 180 days following the first issuance of beneficial interests, a registered investment company under the Investment Company Act of 1940, as amended(15 U.S.C. §§ 80a-1 et seq.).

•	Fourth:(Insert any other information the trustees determine to include therein.)

By:	/s/ Veena K. Jain

Authorized Person

Name:	Veena K. Jain

Typed or Printed